SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Press Release dated March 5, 2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                       Form 20-F....X...Form 40-F.........

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                              Yes....X...No.......

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Eiger Technology, Inc.


Date:  March 5, 2001                   Mr. Gerry A. Racicot
                                              President

                  330 Bay Street, Suite 602 Toronto, ON M5H 2S8
                          p-416-216-8659 f-416-216-1164

                            EIGER TECHNOLOGIES, INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of operating results and financial condition should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this Annual Report.

Business of the Company

      Eiger Technology, Inc. is a high technology, R&D design, engineering and manufacturing company. The Company's core business consists of developing, manufacturing and distributing 56 kps fax modems, MP3 players/modules for PC Notebook and DSL modems to OEMs and consumer markets around the world. The Company also offers custom engineering, technical and applications support, training facility and after-sales service to its customers. In addition to its Toronto head office, the Company maintains a marketing and distribution facility in each of California and New Jersey and two manufacturing facilities in Seoul, South Korea. The Company and its subsidiaries currently employ 120 employees worldwide.

      Until 1999, the Company was principally engaged in the energy efficient lighting business. It continues to operate its energy efficient lighting business through various subsidiaries. The Company's two material operating subsidiaries in this non-core business are K-Tronik International Corp. ("K-Tronik") and ADH Customer Metal Fabricators Inc. ("ADH"). K-Tronik designs, engineers, manufactures and distributes electronic ballasts for fluorescent specialty and energy saving light fixtures. ADH manufactures and distributes transformer housings, switch housings and electronic data racks, as well as, fluorescent light fixtures and reflectors. As a result of a series of transactions in 1999, the company acquired a 64% interest in Eiger Labs Group, Inc. ("Eiger Labs") and a 50.1 % interest in EigerNet, Inc. ("EigerNet") based in California and Seoul, South Korea, respectively. Eiger Labs distributes a wide variety of PC card and development peripherals including storage, multimedia, connectivity and communications products such as MP3 players and ADSL modems. Based in South Korea, EigerNet is a manufacturer of modems, Ethernet and PCMCIA products and MP3 players for both the South Korean and United States markets. EigerNet manufactures electronic communication products for a number of OEMs and PC manufacturers, as well as, for Eiger Labs.

Results of Operations

      The Company's generated sales of $57.1 million in fiscal 2000 compared to $8.4 million in fiscal 1999, the increase mainly due to the acquisition of controlling interests in EigerNet and Eiger Labs late in fiscal 1999. During fiscal 2000, the Company sold its 60% interest in its California subsidiary, Lexatec VY Systems, Inc. ("Lexatec") for $1. Lexatec formerly sold distributed computer peripherals. Revenue from ongoing operations was as follows:

                  ($'000's)         2000        1999        Increase
                                    ----        ----        --------

      Eiger                        47,513       2,467        45,046

      K-Tronik                      6,718       2,950         3,768

      ADH                           2,839       3,480          (642)

      K-Tronik's sales increased due to an increase in sales representatives in the U.S., as well as, increased brand name recognition in the commercial lighting industry. Sales at ADH decreased due to the softening of the economy in Southwestern Ontario.

      During the fiscal year ended September 30, 2000, the Company's gross margin decreased 60% from 28% to 11% principally as a result of reduced Eiger Net volume of sales and an increase in OEM business, which carries lower margins. The percentage decrease in gross margin at K-Tronik from 46% to 33% reflects K-Tronik adding volume lower margin business to the previous niche markets of specialty electronic ballasts. These specialty electronic ballasts include multi voltage electronic ballasts that are suitable for installation in South America and others areas with fluctuating voltages (brown outs) that destroy conventional single voltage level electronic ballasts.

      The increase in sales by the Eiger Labs and Eiger Net subsidiaries includes one month sales in fiscal 1999 vs. 12 months in fiscal 2000.

      Expenses increased approximately 123% during the fiscal year ended September 30, 2000 to $7,076,000 from $3,180,000 (September 30, 1999).
Operations and administrative expenses increased by approximately 113% (2000:
$5,154,000; 1999: $2,410,000). These operations and administrative expenses consisted principally of salaries and benefits and the operating costs of the Company's Eiger Labs and Eiger Net sales, design, engineer and manufacturing facility. While interest on long-term debt also remained steady (September 30, 2000: $92,000; September 30, 1999: $111,000), other interest and bank charges rose (September 30, 2000: $552,000; September 30, 1999: $233,000). This was due
to the increase in bank indebtedness during the year (September 30, 2000:
$2,670,000, September 30, 1999: $1,170,000). The increase in bank indebtedness is due to increased working capital requirements due to the increased volume of business in Eiger Net, Inc and K-Tronik International, Inc. Amortization of goodwill and other increased from $222,000 in fiscal 1999 to $871,000 in fiscal 2000. Most of this increase was a result of the initial amortization of goodwill recognized by the purchase of Eiger Labs Group, Inc. and Eiger Net, Inc.

Liquidity and Capital Reserves

      At September 30, 2000, the Company increased its cash and short-term investments position to $13,814,000 from $1,173,000 at the end of September 30, 1999 and increased its working capital by $18,639,000 to $23,404,000 at September 30, 2000 (1999: $4,765,000) principally as a result of the special warrants financing. The Company increased its share capital from $8,181,000 as at September 30, 1999 to $38,895,000 at September 30, 2000 through the issuance of 12,661,500 shares at an average price of $2.62. The Company issued 4,400,000 special warrants on March 7, 2000 at a price of $5.00 per warrant. Each warrant consists of the right to receive 1.1 common shares of the Company on March 7, 2001, as a result, of the preliminary prospectus filed on August 29, 2000 not having received a final receipt from the Ontario Securities Commission within the prescribed terms of the financing. Also, 5,000,000 shares were issued in connection with a public offering of units ("Units") at a price of $1.00 per Unit for gross proceeds of $5,000,000, which closed in June 1999. Each Unit consisted of one common share of the Company and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.10 per common share. These warrants were exercised during fiscal 2000. Any warrants, which were not exercised, have now expired.

      The increase in the Company's accounts receivable to $12,039,000 September 30, 2000 from $5,227,000 at the end of September 30, 1999 is due to the increase in the volume of business at Eiger Net and K-Tronik.

      Inventory increased to $10,878,000 at September 30, 2000 from $3,733,000 at September 30, 1999 as a result of the increase in the volume of business at Eiger Net and K-Tronik.